NEWS RELEASE

EMX Royalty Announces Closing of its previously announced Credit Agreement for a
$35 million loan with Franco-Nevada Corporation

Vancouver, British Columbia, August 9, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that it has completed the closing and drawn down the $35 million loan (the "Loan") contemplated in the credit agreement (the "Credit Agreement") between the Company,  its subsidiary, EMX Chile SpA ("EMX Chile"), and a wholly-owned subsidiary (the "Lender") of Franco-Nevada Corporation ("Franco-Nevada") (NYSE and TSX:FNV), which was previously announced in the Company's news release dated June 20, 2024. The Company used the proceeds of the Loan to repay the $34.42 million outstanding balance of the loan owed to a Fund managed by Sprott Resource Lending Corp. ("Sprott"), to pay the Lender a commitment fee equal to 1% of the principal amount of the Loan and for general working capital purposes.

The Company is pleased to further develop its working relationship with Franco-Nevada, a key EMX shareholder. In addition to the Loan arrangement, EMX and Franco-Nevada have jointly syndicated royalty purchases (e.g., Caserones) and are actively engaged in a joint venture seeking new royalty financing opportunities.

Credit Agreement - The Loan is structured as a $35 million senior secured term loan facility which matures on July 1, 2029.  Interest is payable monthly at a rate equal to the three-month SOFR (i.e., Secured Overnight Financing Rate) plus the applicable margin based on the ratio of the Company's net debt to adjusted EBITDA (see table below), adjusted quarterly.

Ratio of Net Debt / Adjusted EBITDA:	Applicable Interest Rate (per annum):
< 1.00:1	Term SOFR plus 300 basis points
>= 1.00:1 and <1.50:1	Term SOFR plus 325 basis points
>= 1.50:1 and <2.00:1	Term SOFR plus 350 basis points
>= 2.00:1 and <3.00:1	Term SOFR plus 375 basis points
>= 3.00:1	Term SOFR plus 425 basis points

During each year, up to $10 million of the Loan may be voluntarily prepaid without penalty, on a cumulative basis.

The Loan is secured by a general security agreement over the assets of EMX and share pledges by EMX and EMX Chile of certain of their subsidiaries or other equity interests, with the Lender retaining the ability, at any time, to designate certain material subsidiaries of the Company to be guarantors of the Loan and provide similar security. Certain covenants under the Credit Agreement, including restrictions on incurring indebtedness and encumbrances, shall apply to the Company and its subsidiaries.

All amounts referred to herein are to United States dollars.

About EMX - EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

About Franco-Nevada - Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol "FNV" on both the Toronto and New York stock exchanges.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results, but which are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to the Company being unable to comply with the covenants under the Credit Agreement, including the repayment of any amounts owing under the Loan, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2